21002552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAR 02 2021
Washington, DC

SEC FILE NUMBER
8-47052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. STERLING SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1393 VETERANS MEMORIAL HIGHWAY SUITE 412N
(No. and Street)

HAUPPAUGE	NY	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GEORGE GOLDMAN 631-360-2829 EXT 223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEPIETTO CPAs P.C.
(Name – *if individual, state last, first, middle name*)

1981 MARCUS AVE STE C100	LAKE SUCCESS	NY	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HERBERT A ORR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. STERLING SECURITIES, INC., as of 12/31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GEORGE GOLDMAN
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Suffolk County
01GO4929400
MY COMMISSION EXPIRES 05/02/2022

Signature

PRESIDENT/CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. STERLING SECURITIES INC.

FINANCIAL STATEMENTS
AND
REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2020

U.S. STERLING SECURITIES INC.
FINANCIAL STATEMENTS

DECEMBER 31, 2020

TABLE OF CONTENTS

DEPIETTO CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C100
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of U.S. Sterling Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of U.S. Sterling Securities Inc. as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of U.S. Sterling Securities Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of U.S. Sterling Securities Inc.'s management. Our responsibility is to express an opinion on U.S. Sterling Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to U.S. Sterling Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4 have been subjected to audit procedures performed in conjunction with the audit of U.S. Sterling Securities Inc.'s financial statements. The supplemental information is the responsibility of U.S. Sterling Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

DePietto CPA PC

DePietto CPA PC

We have served as U.S. Sterling Securities Inc.'s auditor since 2004.

Lake Success, New York

February 26, 2021

U.S. STERLING SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2020

ASSETS

Current Assets:	
Cash	$ 96,281
Receivable from clearing organization	2,119
Deposits with clearing organization	50,677
Security Deposits	18,355
	$ 167,432

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable and Accrued Expenses	$ 34,429
	34,429
Stockholders' Equity:	
Common Stock, $1.00 par value, 100 shares authorized 10 shares issued and outstanding	10
Additional paid in capital	546,124
Retained Earnings	(413,131)
Total Stockholders' Equity	133,003
	$ 167,432

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Revenue:	
Investment Banking Income	$ 2982
Trading Income	185,729
Interest Income	438
Other Income	402
Total Revenue	189,551
Expenses	
Professional Fees	$ 20,700
Commissions Paid	71,370
Administrative Fees	94,228
Clearing Charges	23,494
Occupancy	68,156
Regulatory Fees	28,046
Insurance	6,250
Other Expenses	18,966
Total expenses	331,210
Net Income (Loss) from operations	$(141,659)

U.S. STERLING SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid in Capital	Retained Earnings	Equity
Balance - January 1, 2020	$ 10	$ 378,859	$ (271,472)	$107,397
Additional Paid in Capital		167,265		167,265
Net Income(Loss)	-	-	(141,659)	$(141,659)
Balance – December 31, 2020	$ 10	$ 546,124	$ (413,131)	$133,003

U.S. STERLING SECURITIES INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities:	
Net Income(Loss)	$(141,659)
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Receivable from clearing organization	12,555
Accounts payable and accrued expenses	(14,908)
Net change in operating activities	$ (144,012)
Cash from Financing activities:	
Capital contribution	$ 167,265
Net cash provided by financing activities:	$ 167,265
Net increase in cash	23,256
Cash at beginning of year	73,028
Cash at end of year	$ 96,281

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2020

NOTE 1: Nature of Business Organization

U.S. Sterling Securities Inc. (The Company) was incorporated in the State of New York on March 10, 1992 when it commenced domestic USA market operations. The company is a registered broker-dealer with current membership in the Financial Industry Regulatory Authority (FINRA) and is duly registered as a broker-dealer with participating NASAA State administrators in 44 States. The company is designated a registered Municipal Broker by the Municipal Securities Rulemaking Board (MSRB) and is a current member of the (Securities Investor Protection Corporation (SIPC). *All the Company's executable trades are cleared through its clearing broker.*

The company has permitted authority to conduct Investment Banking Services. The company conducts institutional placements, corporate consulting and mergers and acquisition activities. The company has from time to time entered into or maintained, selling agreements for non-executing securities transaction with federal or state registered or licensed institutions, or other permitted entities. The company is classified by its Designated Regulatory Authority (DRA) FINRA, as an Institutional non-clearing introducing broker-dealer.

NOTE 2: Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimate and assumptions that affect the reported amounts of assets and labilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2020, the Company's cash did not exceed the limit. At December 31, 2020, the Company did not have any cash equivalents.

Receivables from Clearing Broker

Receivables from the company's clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker as follows:

Receivable from clearing broker	$ 2,119

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2020

NOTE 2: Summary of Significant Accounting Policies (cont.)

Revenue and Expense Recognition

Effective January 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606".) The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a. identify the contract(s) with (a) customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Significant Judgements – The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events.

The Company earns commission revenue from effecting trades in U.S. equity that are listed on an exchange, or debt securities as may be offered federal or state institutions which are large qualified corporate issuers. Commissions and related clearing expenses are recorded on a trade date basis. In addition, the company conducts limited Investment Banking (IB) and earns placement and consulting fees in market operations to Institutions seeking corporate finance, business consulting services and mergers and acquisition services; revenue is recognized on these transactions upon funding.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, Income Taxes, ("ASC 740"). Deferred assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more- likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company was not required to recognize any amounts from uncertain tax positions.

Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the years 2018 through 2020 are subject to examination by tax authorities.

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2020

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

Allowance for Credit Losses

Effective January 1, 2020 the Company adopted ASC Topic 326, Financial Instruments – Credit Losses("ASC 326") impacts the impartment model for certain financial assets measured as amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the over the entire financial life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based upon on the Company's expectation of financial instruments carried at amortized cost utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowances for credit losses. The Company's expectations are that the credit risk associated with receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31,2020.

Uncertainties due to Pandemic

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern". The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have continued adverse impact on economic and market conditions and triggers a period of global economic slowdown. The rapid development and fluidity of the situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statement.

NOTE 3: Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2020, the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with no inventory issues of short and intermediate term maturities and/or defined settlement amounts in the normal course of trade. The carrying amounts of cash and other assets and liabilities with stipulated earned defined settlement amounts are reported at their contractual amounts, which approximates fair value acceptable as an industry standard.

NOTE 4: Deposit with Clearing Firm

The Company maintains cash deposited with it's clearing broker pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on December 10, 1998 with additional amendments added through August 28, 2007, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. On December 31, 2020, the Company had $50,677 deposited with Hilltop Securities (formerly known as First Southwest Company). The deposit does not represent an ownership interest in Hilltop.

NOTE 5: Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with its clearing broker. The Company's clearing agreement provides that credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

In accordance with industry practice, the clearing broker records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing broker is therefore exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case it may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing broker is charged back to the Company.

NOTE 6: Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. The Rule requires that the Company maintain "net capital" equal to the greater of $50,000 or 2/3% of "aggregate indebtedness", as those terms are defined in the Rule. At December 31, 2020, the Company had a net capital of $ 114,648 which was $64,648 in excess of its required net capital of $ 50,000. The Company's net capital ratio was 30.003%. Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all of the accounts of such customers and maintains and preserves such books and records.

NOTE 7: Related Party Transaction

The Company maintains an expense sharing agreement with U.S. Sterling Capital Corp., a related party, which provides professional and administrative staff, facilities and services necessary or appropriate for the conduct of the Company's business operations. The Company paid $154,940 to the related party during 2020 for those expenses.

NOTE 8: Leases

On January 1, 2020, the Company adopted ASU 2016-02 "Leases" ("Topic 842"). Under Topic 842, *leases are required to recognize a right of use asset and related liability on the balance sheet* for rights and obligations arising from leases with durations greater than 12 months. Adoption of Topic 842 did not have any impact on the Company's financial statements as the company does not have any agreements that meet the definition of a lease.

NOTE 9: Commitments

As of December 31, 2020, the Company had no commitments or contingencies that required disclosure.

NOTE 10: Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2020 through the date of these financial statements on February 26, 2021. During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.

SUPPLEMENTARY INFORMATION

U.S. STERLING SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT
TO
SEC RULE 15c3-1
December 31, 2020

Computation of Net Capital:		
1.	Total Ownership Equity	$ 133,003
2.	Deductions and/or charges	
	Non-allowable assets:	
	Security deposit	18,355
	Total non-allowable assets	18,355
3.	Tentative net capital	114,648
4.	Less: Haircuts	0
5.	Net Capital	$ 114,648
Computation of Basic Net Capital Requirement		
1.	Minimum Net Capital Required - (6 2/3% Aggregate Indebtedness)	2,296
2.	Minimum Dollar Net Capital	50,000
3.	Net Capital Requirement	50,000
4.	Net Capital	114,648
5.	Excess Net Capital	$ 64,648
6.	Ratio: Aggregate indebtedness to net capital	.300 to 1
Computation of Aggregate Indebtedness		
7.	Total Liabilities	$ 34,429
8.	Non Aggregate Indebtedness Liabilities	-
		$ 34,429

U.S. STERLING SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET
CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)

For the Period Ended December 31, 2020

	Orig. Filing X-17A-5 USSI FINOP	Per Cert. Financial Report	Recon. in Filing vs. Financial
NET CAPITAL			
Equity	$ 133,003	$ 133,003	$
Deductions and /or charges			
Non-allowable assets:			
Other assets	18,355	18,355	-
Total non-allowable assets	18,355	18,355	-
Tentative Net Capital	114,648	114,648	
Haircuts	0	0	0
Net Capital (15c3-1)	$ 114,648	$ 114,648	-
AGGREGATE INDEBTEDNESS			
Items included in statement of financial condition:			
Accounts payable	$ 34,429	$ 34,429	$ -
Total indebtedness	$ 34,429	$ 34,429	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital requirement or greater of 100,000 Minimum net capital 15c3-1	$ 50,000	$ 50,000	-
Excess net capital	$ 64,648	$ 64,648	-
Net capital less greater of 10% of minimum total Indebtedness or 120% of minimum net capital requirement	$ 54,648	$ 54,648	$ -
Ratio: Aggregate indebtedness to net capital	30.03%	30.03%	-
Other difference due to rounding			

There are no material differences between the computation of Net Capital presented above and the computation of Net Capital in the company's unaudited for X17-a-5, Part IIA filing as of December 31, 2020

"See Accompanying Notes and Independent Auditor's Report"

DePietto CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C100
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of U.S. Sterling Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) U.S. Sterling Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U.S. Sterling Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (exemption provision) and (2) U.S. Sterling Securities Inc. stated that U.S. Sterling Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Sterling Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Sterling Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DePietto CPA PC

DePietto CPA PC

Lake Success, New York

February 26, 2021

U.S. Sterling Securities, Inc.
2020 Exemption Report Notice Pursuant to 15c3-3

Mr. Herbert Orr, CEO
U.S. Sterling Securities, Inc.

U.S. Sterling Securities, Inc., the firm, is a duly registered broker-dealer. To the best of its knowledge and belief, has as met, affirms and attests to the following information, declaration and statements, pursuant to the annual report herein incorporated by reference, as true, accurate and factual, which is the status of the firm at all times during most recent fiscal year ending December 31, 2020: (1) that the firm maintained at all times the exemption provisions in paragraph k2(ii) Specifically the mechanism of the exemptive provision, the functional application of the regulation as applied in the this report to the operation of U.S. Sterling Securities is a non-carrying broker-dealer who is claiming an exemption from Rule 15c3-3 and therefore is required to file (i) an Exemption Report asserting that it is exempt from the provisions of Rule 15c3-3 because it meets one or more of the conditions with respect to its business *activities under Rule 15c3-3(k) and (ii). Specifically the firm has relied upon (the following is the firms* attesting statement that identifies the provisions in paragraph (k) of SEC Rule 15c3 –3, under which the report, firm relied):

The firm is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with its clearing broker and the firm promptly transmits all customer funds and securities to the clearing broker or dealer who carries all of the accounts of the firms customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of applicable sections of 15c3, as are customarily made and kept by a clearing broker or dealer, of Rule 15c3-3 throughout the most recent fiscal year ending December 31, 2020 without any exception, actual or apparent; there are no exceptions noted for the firm for fiscal year December 31, 2020.

The firm further attests and represents in this exemption report it has met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2020 without exception; therefore to the best of its knowledge it has not identified any exception during the during frame of this report.

Attested:
U.S. Sterling Securities, Inc

I Herbert A Orr, CCO confirm firm that, to my best knowledge and belief, this Compliance Report is true and correct.

BY: [signature] **Date: 12/31/2020**
Chief Compliance Officer

DePietto CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C100
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of U.S. Sterling Securities Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by U.S. Sterling Securities Inc. and the SIPC, solely to assist you and SIPC in evaluating U.S. Sterling Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. U.S. Sterling Securities Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on U.S. Sterling Securities Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of U.S. Sterling Securities Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DePietto CPA PC

DePietto CPA PC

Lake Success, New York

February 26, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: U.S. STERLING SECURITIES, INC. [13]

SEC. FILE NO.: 8-47052 [14]

FIRM ID NO.: 35912 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1393 VETERANS MEMORIAL HIGHWAY UNIT 412N [20]
(No. and Street)

HAUPPAUGE [21] (City) NY [22] (State) 11788 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/20 [24]

AND ENDING (MM/DD/YY): 12/31/20 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

George Goldman [30] (631) 360-2829 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT OFFICIAL USE

	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 31st day of December 20 20

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) George Goldman [signature]
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
U.S. STERLING SECURITIES, INC. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/20 [99]
SEC FILE NO. 8-47052 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 96,281 [200]		$ 96,281 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	2,119 [295]		
B. Other	50,677 [300]	$ [550]	52,796 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. *Securities and spot commodities owned, at market value:*			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and *associated partnerships*	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	[535]	18,355 [735]	18,355 [930]
12. Total Assets	$ 149,077 [540]	$ 18,355 [740]	$ 167,432 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

U.S. STERLING SECURITIES, INC. as of 12/31/20

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360	-	1620
17. Accounts payable, accrued liabilities, expenses and other	34,429	1205		1385	34,429	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of $ [980]						
B. Securities borrowings, at market value				1410		1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 34,429	1230	$	1450	$ 34,429	1760

Ownership Equity

			Total	
21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			10	1792
C. Additional paid-in capital			546,124	1793
D. Retained earnings			(413,131)	1794
E. Accumulated other comprehensive income				1797
F. Total			133,003	1795
G. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 133,003	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 167,432	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
U.S. STERLING SECURITIES, INC. as of 12/31/20

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	133,003	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				133,003	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	133,003	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 18,355	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	18,355)	3620
7. Other additions and/or allowable credits (List)					3630
8. *Net Capital before haircuts on securities positions*			$	114,648	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	114,648	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

U.S. STERLING SECURITIES, INC. as of 12/31/20

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	2,295	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	64,648	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	54,648	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	34,429	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	34,429	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	30.03	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

U.S. STERLING SECURITIES, INC.

For the period (MMDDYY) from 10/01/20 [3932] to 12/31/20 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS) or STATEMENT OF COMPREHENSIVE INCOME (as defined in §210.1-02 of Regulation S-X), as applicable

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions		76,985	3939
d. Total securities commissions		76,985	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		202	3995
9. Total revenue		$ 77,187	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		22,722	4120
11. Other employee compensation and benefits		29,469	4115
12. Commissions paid to other brokers-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		19,116	4195
15. Other expenses		31,896	4100
16. Total expenses		$ 103,203	4200
NET INCOME/COMPREHENSIVE INCOME			
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (26,016)	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
20. [RESERVED]			
a. [RESERVED]			
21. [RESERVED]			
22. Net income (loss) after Federal income taxes		$ (26,016)	4230
23. Other Comprehensive income (loss)			4226
a. After Federal income taxes of	4227		
24. Comprehensive income (loss)		$ (26,016)	4228
MONTHLY INCOME			
25. Income (current month only) before provision for Federal income taxes		$ (33,792)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
U.S. STERLING SECURITIES, INC.

For the period (MMDDYY) from 10/01/20 to 12/31/20

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 102,912	4240
A. Net income (loss)			(26,016)	4250
B. Additions (includes non-conforming capital of	$	4262)	56,107	4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 133,003	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

U.S. STERLING SECURITIES, INC. as of 12/31/20

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . . . ______ [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

HILLTOP SECURITIES [4335] X [4570]

D. (k) (3) - Exempted by order of the Commission . . . . . . ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, *regardless of whether or not the capital contribution is expected to be renewed.* The schedule must also include proposed capital withdrawals scheduled within the six month *period following the report date including the proposed redemption of stock and payments of* liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c) (2) (iv) Liabilities

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. STERLING SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1393 VETERANS MEMORIAL HIGHWAY SUITE 412N
(No. and Street)

HAUPPAUGE (City) NY (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE GOLDMAN 631-360-2829 EXT 223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEPIETTO CPAs P.C.
(Name – *if individual, state last, first, middle name*)

1981 MARCUS AVE STE C100 (Address) LAKE SUCCESS (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HERBERT A ORR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. STERLING SECURITIES, INC., as of 12/31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CEO

Title

Notary Public

GEORGE GOLDMAN STATE OF NEW YORK NOTARY PUBLIC Qualified in Suffolk County 01GO4929400 MY COMMISSION EXPIRES 05/02/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. STERLING SECURITIES INC.

FINANCIAL STATEMENTS
AND
REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2020

U.S. STERLING SECURITIES INC.
FINANCIAL STATEMENTS

DECEMBER 31, 2020

TABLE OF CONTENTS

DePietto CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C100
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of U.S. Sterling Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of U.S. Sterling Securities Inc. as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of U.S. Sterling Securities Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of U.S. Sterling Securities Inc.'s management. Our responsibility is to express an opinion on U.S. Sterling Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to U.S. Sterling Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4 have been subjected to audit procedures performed in conjunction with the audit of U.S. Sterling Securities Inc.'s financial statements. The supplemental information is the responsibility of U.S. Sterling Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

DePietto CPA PC

DePietto CPA PC

We have served as U.S. Sterling Securities Inc.'s auditor since 2004.

Lake Success, New York

February 26, 2021

U.S. STERLING SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2020

ASSETS

Current Assets:	
Cash	$ 96,281
Receivable from clearing organization	2,119
Deposits with clearing organization	50,677
Security Deposits	18,355
	$ 167,432

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable and Accrued Expenses	$ 34,429
	34,429
Stockholders' Equity:	
Common Stock, $1.00 par value, 100 shares authorized 10 shares issued and outstanding	10
Additional paid in capital	546,124
Retained Earnings	(413,131)
Total Stockholders' Equity	133,003
	$ 167,432

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Revenue:	
Investment Banking Income	$ 2982
Trading Income	185,729
Interest Income	438
Other Income	402
Total Revenue	189,551
Expenses	
Professional Fees	$ 20,700
Commissions Paid	71,370
Administrative Fees	94,228
Clearing Charges	23,494
Occupancy	68,156
Regulatory Fees	28,046
Insurance	6,250
Other Expenses	18,966
Total expenses	331,210
Net Income (Loss) from operations	$(141,659)

U.S. STERLING SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid in Capital	Retained Earnings	Equity
Balance - January 1, 2020	$ 10	$ 378,859	$ (271,472)	$107,397
Additional Paid in Capital		167,265		167,265
Net Income(Loss)	-	-	(141,659)	$(141,659)
Balance – December 31, 2020	$ 10	$ 546,124	$ (413,131)	$133,003

U.S. STERLING SECURITIES INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities:	
Net Income(Loss)	$(141,659)
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Receivable from clearing organization	12,555
Accounts payable and accrued expenses	(14,908)
Net change in operating activities	$ (144,012)
Cash from Financing activities:	
Capital contribution	$ 167,265
Net cash provided by financing activities:	$ 167,265
Net increase in cash	23,256
Cash at beginning of year	73,028
Cash at end of year	$ 96,281

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2020

NOTE 1: Nature of Business Organization

U.S. Sterling Securities Inc. (The Company) was incorporated in the State of New York on March 10, 1992 when it commenced domestic USA market operations. The company is a registered broker-dealer with current membership in the Financial Industry Regulatory Authority (FINRA) and is duly registered as a broker-dealer with participating NASAA State administrators in 44 States. The company is designated a registered Municipal Broker by the Municipal Securities Rulemaking Board (MSRB) and is a current member of the (Securities Investor Protection Corporation (SIPC). All the Company's executable trades are cleared through its clearing broker.

The company has permitted authority to conduct Investment Banking Services. The company conducts institutional placements, corporate consulting and mergers and acquisition activities. The company has from time to time entered into or maintained, selling agreements for non-executing securities transaction with federal or state registered or licensed institutions, or other permitted entities. The company is classified by its Designated Regulatory Authority (DRA) FINRA, as an Institutional non-clearing introducing broker-dealer.

NOTE 2: Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimate and assumptions that affect the reported amounts of assets and labilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2020, the Company's cash did not exceed the limit. At December 31, 2020, the Company did not have any cash equivalents.

Receivables from Clearing Broker

Receivables from the company's clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker as follows:

Receivable from clearing broker	$ 2,119

NOTE 2: Summary of Significant Accounting Policies (cont.)

Revenue and Expense Recognition

Effective January 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606".) The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a. identify the contract(s) with (a) customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Significant Judgements – The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events.

The Company earns commission revenue from effecting trades in U.S. equity that are listed on an exchange, or debt securities as may be offered federal or state institutions which are large qualified corporate issuers. Commissions and related clearing expenses are recorded on a trade date basis. In addition, the company conducts limited Investment Banking (IB) and earns placement and consulting fees in market operations to Institutions seeking corporate finance, business consulting services and mergers and acquisition services; revenue is recognized on these transactions upon funding.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, Income Taxes, ("ASC 740"). Deferred assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more- likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company was not required to recognize any amounts from uncertain tax positions.

Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the years 2018 through 2020 are subject to examination by tax authorities.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

Allowance for Credit Losses

Effective January 1, 2020 the Company adopted ASC Topic 326, Financial Instruments – Credit Losses("ASC 326") impacts the impartment model for certain financial assets measured as amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the over the entire financial life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based upon on the Company's expectation of financial instruments carried at amortized cost utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowances for credit losses. The Company's expectations are that the credit risk associated with receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31,2020.

Uncertainties due to Pandemic

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern". The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have continued adverse impact on economic and market conditions and triggers a period of global economic slowdown. The rapid development and fluidity of the situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statement.

NOTE 3: Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2020, the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with no inventory issues of short and intermediate term maturities and/or defined settlement amounts in the normal course of trade. The carrying amounts of cash and other assets and liabilities with stipulated earned defined settlement amounts are reported at their contractual amounts, which approximates fair value acceptable as an industry standard.

NOTE 4: Deposit with Clearing Firm

The Company maintains cash deposited with it's clearing broker pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on December 10, 1998 with additional amendments added through August 28, 2007, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. On December 31, 2020, the Company had $50,677 deposited with Hilltop Securities (formerly known as First Southwest Company). The deposit does not represent an ownership interest in Hilltop.

NOTE 5: Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with its clearing broker. The Company's clearing agreement provides that credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

In accordance with industry practice, the clearing broker records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing broker is therefore exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case it may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing broker is charged back to the Company.

NOTE 6: Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. The Rule requires that the Company maintain "net capital" equal to the greater of $50,000 or 2/3% of "aggregate indebtedness", as those terms are defined in the Rule. At December 31, 2020, the Company had a net capital of $ 114,648 which was $64,648 in excess of its required net capital of $ 50,000. The Company's net capital ratio was 30.003%. Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all of the accounts of such customers and maintains and preserves such books and records.

NOTE 7: Related Party Transaction

The Company maintains an expense sharing agreement with U.S. Sterling Capital Corp., a related party, which provides professional and administrative staff, facilities and services necessary or appropriate for the conduct of the Company's business operations. The Company paid $154,940 to the related party during 2020 for those expenses.

NOTE 8: Leases

On January 1, 2020, the Company adopted ASU 2016-02 "Leases" ("Topic 842"). Under Topic 842, leases are required to recognize a right of use asset and related liability on the balance sheet for rights and obligations arising from leases with durations greater than 12 months. Adoption of Topic 842 did not have any impact on the Company's financial statements as the company does not have any agreements that meet the definition of a lease.

NOTE 9: Commitments

As of December 31, 2020, the Company had no commitments or contingencies that required disclosure.

NOTE 10: Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2020 through the date of these financial statements on February 26, 2021. During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.

SUPPLEMENTARY INFORMATION

U.S. STERLING SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
December 31, 2020

Computation of Net Capital:

1.	Total Ownership Equity	$ 133,003
2.	Deductions and/or charges	
	Non-allowable assets:	
	Security deposit	18,355
	Total non-allowable assets	18,355
3.	Tentative net capital	114,648
4.	Less: Haircuts	0
5.	Net Capital	$ 114,648

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - (6 2/3% Aggregate Indebtedness)	2,296
2.	Minimum Dollar Net Capital	50,000
3.	Net Capital Requirement	50,000
4.	Net Capital	114,648
5.	Excess Net Capital	$ 64,648
6.	Ratio: Aggregate indebtedness to net capital	.300 to 1

Computation of Aggregate Indebtedness

7.	Total Liabilities	$ 34,429
8.	Non Aggregate Indebtedness Liabilities	-
		$ 34,429

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET
CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)

For the Period Ended December 31, 2020

	Orig. Filing X-17A-5 USSI FINOP	Per Cert. Financial Report	Recon. in Filing vs. Financial
NET CAPITAL			
Equity	$ 133,003	$ 133,003	$
Deductions and /or charges			
Non-allowable assets:			
Other assets	18,355	18,355	-
Total non-allowable assets	18,355	18,355	-
Tentative Net Capital	114,648	114,648	
Haircuts	0	0	0
Net Capital (15c3-1)	$ 114,648	$ 114,648	-
AGGREGATE INDEBTEDNESS			
Items included in statement of financial condition:			
Accounts payable	$ 34,429	$ 34,429	$ -
Total indebtedness	$ 34,429	$ 34,429	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital requirement or greater of 100,000 Minimum net capital 15c3-1	$ 50,000	$ 50,000	-
Excess net capital	$ 64,648	$ 64,648	-
Net capital less greater of 10% of minimum total Indebtedness or 120% of minimum net capital requirement	$ 54,648	$ 54,648	$ -
Ratio: Aggregate indebtedness to net capital	30.03%	30.03%	-

Other difference due to rounding

There are no material differences between the computation of Net Capital presented above and the computation of Net Capital in the company's unaudited for X17-a-5, Part IIA filing as of December 31, 2020

"See Accompanying Notes and Independent Auditor's Report"

DePietto CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C100
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of U.S. Sterling Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) U.S. Sterling Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U.S. Sterling Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (exemption provision) and (2) U.S. Sterling Securities Inc. stated that U.S. Sterling Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Sterling Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Sterling Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DePietto CPA PC

DePietto CPA PC

Lake Success, New York

February 26, 2021

U.S. Sterling Securities, Inc.
2020 Exemption Report Notice Pursuant to 15c3-3

Mr. Herbert Orr, CEO
U.S. Sterling Securities, Inc.

U.S. Sterling Securities, Inc., the firm, is a duly registered broker-dealer. To the best of its knowledge and belief, has as met, affirms and attests to the following information, declaration and statements, pursuant to the annual report herein incorporated by reference, as true, accurate and factual, which is the status of the firm at all times during most recent fiscal year ending December 31, 2020: (1) that the firm maintained at all times the exemption provisions in paragraph k2(ii) Specifically the mechanism of the exemptive provision, the functional application of the regulation as applied in the this report to the operation of U.S. Sterling Securities is a non-carrying broker-dealer who is claiming an exemption from Rule 15c3-3 and therefore is required to file (i) an Exemption Report asserting that it is exempt from the provisions of Rule 15c3-3 because it meets one or more of the conditions with respect to its business activities under Rule 15c3-3(k) and (ii). Specifically the firm has relied upon (the following is the firms attesting statement that identifies the provisions in paragraph (k) of SEC Rule 15c3 –3, under which the report, firm relied):

The firm is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with its clearing broker and the firm promptly transmits all customer funds and securities to the clearing broker or dealer who carries all of the accounts of the firms customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of applicable sections of 15c3, as are customarily made and kept by a clearing broker or dealer, of Rule 15c3-3 throughout the most recent fiscal year ending December 31, 2020 without any exception, actual or apparent; there are no exceptions noted for the firm for fiscal year December 31, 2020.

The firm further attests and represents in this exemption report it has met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2020 without exception; therefore to the best of its knowledge it has not identified any exception during the during frame of this report.

Attested:
U.S. Sterling Securities, Inc

I Herbert A Orr, CCO confirm firm that, to my best knowledge and belief, this Compliance Report is true and correct.

BY: ______________________ **Date: 12/31/2020**
Chief Compliance Officer

DEPIETTO CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C100
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of U.S. Sterling Securities Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by U.S. Sterling Securities Inc. and the SIPC, solely to assist you and SIPC in evaluating U.S. Sterling Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. U.S. Sterling Securities Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on U.S. Sterling Securities Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of U.S. Sterling Securities Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DePietto CPA PC

DePietto CPA PC

Lake Success, New York

February 26, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: U.S. STERLING SECURITIES, INC. [13]

SEC. FILE NO.: 8-47052 [14]

FIRM ID NO.: 35912 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1393 VETERANS MEMORIAL HIGHWAY UNIT 412N [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/20 [24]

AND ENDING (MM/DD/YY): 12/31/20 [25]

HAUPPAUGE [21] (City)   NY [22] (State)   11788 [23] (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

George Goldman [30]   (631) 360-2829 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 31st day of DECEMBER 20 20

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature: George Goldman]
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
U.S. STERLING SECURITIES, INC. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/20 [99]
SEC FILE NO. 8-47052 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

		Allowable	Non-Allowable	Total
1. Cash		$ 96,281 [200]		$ 96,281 [750]
2. Receivables from brokers or dealers:				
A. Clearance account		2,119 [295]		
B. Other		50,677 [300]	$ [550]	52,796 [810]
3. Receivables from non-customers		[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:				
A. Exempted securities		[418]		
B. Debt securities		[419]		
C. Options		[420]		
D. Other securities		[424]		
E. Spot commodities		[430]		[850]
5. Securities and/or other investments not readily marketable:				
A. At cost	$ [130]			
B. At estimated fair value		[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]	[630]	[880]
A. Exempted securities	$ [150]			
B. Other securities	$ [160]			
7. Secured demand notes:		[470]	[640]	[890]
Market value of collateral:				
A. Exempted securities	$ [170]			
B. Other securities	$ [180]			
8. Memberships in exchanges:				
A. Owned, at market	$ [190]			
B. Owned, at cost			[650]	
C. Contributed for use of the company, at market value			[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.		[490]	[680]	[920]
11. Other assets		[535]	18,355 [735]	18,355 [930]
12. Total Assets		$ 149,077 [540]	$ 18,355 [740]	$ 167,432 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

U.S. STERLING SECURITIES, INC. as of 12/31/20

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		34,429	1205		1385	34,429	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders	$ 970						
2. Includes equity subordination (15c3-1(d)) of	$ 980						
B. Securities borrowings, at market value from outsiders	$ 990				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders	$ 1000						
2. includes equity subordination (15c3-1(d)) of	$ 1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 34,429	1230	$	1450	$ 34,429	1760

Ownership Equity				
21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			10	1792
C. Additional paid-in capital			546,124	1793
D. Retained earnings			(413,131)	1794
E. Accumulated other comprehensive income				1797
F. Total			133,003	1795
G. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 133,003	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 167,432	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

U.S. STERLING SECURITIES, INC. as of 12/31/20

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	133,003	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				133,003	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	133,003	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 18,355	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	18,355)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	114,648	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	114,648	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

U.S. STERLING SECURITIES, INC. as of 12/31/20

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	2,295	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	64,648	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	54,648	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	34,429	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	34,429	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	30.03	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

U.S. STERLING SECURITIES, INC.

For the period (MMDDYY) from 10/01/20 [3932] to 12/31/20 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS) or STATEMENT OF COMPREHENSIVE INCOME
(as defined in §210.1-02 of Regulation S-X), as applicable

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	76,985	3939
d. Total securities commissions	76,985	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	202	3995
9. Total revenue	$ 77,187	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			22,722	4120
11. Other employee compensation and benefits			29,469	4115
12. Commissions paid to other brokers-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			19,116	4195
15. Other expenses			31,896	4100
16. Total expenses			$ 103,203	4200

NET INCOME/COMPREHENSIVE INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (26,016)	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. [RESERVED]				
a. [RESERVED]				
21. [RESERVED]				
22. Net income (loss) after Federal income taxes			$ (26,016)	4230
23. Other Comprehensive income (loss)				4226
a. After Federal income taxes of		4227		
24. Comprehensive income (loss)			$ (26,016)	4228

MONTHLY INCOME

25. Income (current month only) before provision for Federal income taxes	$ (33,792)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

U.S. STERLING SECURITIES, INC.

For the period (MMDDYY) from 10/01/20 to 12/31/20

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 102,912	4240
A. Net income (loss)			(26,016)	4250
B. Additions (includes non-conforming capital of	$	4262)	56,107	4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 133,003	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

U.S. STERLING SECURITIES, INC. as of 12/31/20

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) $ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

HILLTOP SECURITIES [4335] X [4570]

D. (k) (3) - Exempted by order of the Commission . . . . [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c) (2) (iv) Liabilities